                                    UNITED STATES
                               SECURITIES AND EXCHANGE
                                      COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (Amendment No. 21)

                    AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                    ----------------------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, $1.00 PAR VALUE
                           ------------------------------
                            (Title of Class of Securities)

                                      03070M100
                                      ---------
                                    (CUSIP Number)

                                 MR. JOSEPH J. KEENAN
                          865 S. FIGUEROA STREET, SUITE 1500
                            LOS ANGELES, CALIFORNIA  90017
                            ------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    APRIL 24, 1996
                                    --------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (continued on following pages)
                                 (Page 1 of 6 Pages)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

- ---------------------------                ------------------------------------
 CUSIP No.  03070M100                       PAGE   2   OF   6   PAGES
                                                  -----    -----
- ---------------------------                ------------------------------------
- --------------------------------------------------------------------------------

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         U.S. Bank of Nevada (successor to Bank              IRS No. 88-0148914
         of America, Nevada) on behalf of the
         Willametta K. Day Trust
- --------------------------------------------------------------------------------

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                       (b) / /
- --------------------------------------------------------------------------------

    3    SEC USE ONLY
- --------------------------------------------------------------------------------

    4    SOURCE OF FUNDS*       WC
- --------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
- --------------------------------------------------------------------------------

              NUMBER OF                     7    SOLE VOTING POWER
                                                      150,000
         SHARES BENEFICIALLY           ----------------------------------------

              OWNED BY                      8    SHARED VOTING POWER

                EACH                                  None
                                       ----------------------------------------
              REPORTING                     9    SOLE DISPOSITIVE POWER
                                                      150,000
               PERSON
                                       ----------------------------------------
                WITH                        10 SHARED DISPOSITIVE POWER
                                                      None
- --------------------------------------------------------------------------------

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         150,000
- --------------------------------------------------------------------------------

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /
- --------------------------------------------------------------------------------

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         3.58%
- --------------------------------------------------------------------------------

    14   TYPE OF REPORTING PERSON*     00
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         SEE INSTRUCTIONS BEFORE FILLING OUT!
             Include Both Sides Of The Cover Page, Responses To Items 1-7
         (Including Exhibits) Of The Schedule, And The Signature Attestation

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                                                                         3 of 6


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549













                                  S T A T E M E N T
                                 ------------------

                          Pursuant to Section 13(d) of
                          the Securities and Exchange Act
                          and Rules 13d-1 and 13d-2 of the
                          Securities and Exchange Commission




                                 U.S. BANK OF NEVADA

                                   ON BEHALF OF THE

                               WILLAMETTA K. DAY TRUST

                                                                         4 of 6

         The following statement is submitted by the Trust Department of the U.S. Bank of Nevada, (successor to Bank of America, Nevada; Valley Bank of Nevada and Security Bank of Nevada), as Trustee, on behalf of the Willametta K. Day Trust (the "Trust") in accordance with the provisions of Section 13(d) of the Securities Exchange Act of 1934 and Rules 13d-1 and 13d-2 of the Securities and Exchange Commission thereunder.


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of Ameriwood Industries International Corporation, a Michigan corporation (the "Issuer"), 171 Monroe Avenue, N.W., Suite 600, Grand Rapids, Michigan 49503.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by the Trust Department of the U.S. Bank of Nevada, on behalf of the Trust. The Trust's principal business and office address is 865 South Figueroa Street, Suite 1500, Los Angeles, California 90017.

         There is no information to report with regard to criminal or civil proceedings.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Trust has purchased and sold the Issuer's Common Stock, $1.00 par value (the "Shares") in a number of transactions beginning in March 1986, as presented in the Trust's original Schedule 13D filing and previous amendments thereto. As of May 2, 1996, the Trust owned 150,000 Shares, for which it expended $1,036,075.02. Payment was made from the Trust's own funds, and no part of such payment was borrowed by the Trust.

ITEM 4.  PURPOSE OF TRANSACTION

         The Trust holds the common stock of the Issuer for investment purposes in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer. The Trust has no plan or proposal described in paragraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of May 2, 1996, the Trust was the beneficial owner of 150,000 Shares, or 3.58% of the total outstanding (based upon total outstanding Shares of 4,188,406 as of March 15, 1996, as reported in the Issuer's Form 10-K for the period ending December 31, 1996). The Trust has sole voting and dispositive power of these shares.

         The Trust disposed of an aggregate of 120,000 Shares since the date on which the last amendment to this Schedule 13D was filed. The Trust ceased to be the beneficial owner of more than five percent of the Shares on April 24, 1996.

                                                                         5 of 6


         The Shares were sold in fourteen transactions, executed through a broker, on the dates and for the consideration set forth below:


                                  Number of                Price per
         Trade Date               Shares Sold                Share
         ----------               -----------                -----
         03/25/96                    5,132                   $5.50
         03/25/96                    5,600                   $5.50
         03/25/96                    9,268                   $5.50
         03/29/96                    3,872                   $5.50
         03/29/96                    6,128                   $5.50
         04/01/96                   13,872                   $5.50
         04/01/96                    6,128                   $5.50
         04/02/96                   10,000                   $5.50
         04/24/96                   20,000                   $6.50
         04/25/96                   11,872                   $6.50
         04/25/96                    8,128                   $6.50
         04/30/96                    5,000                   $6.50
         05/01/96                   10,000                   $6.50
         05/02/96                    5,000                   $6.50



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Please see the Trust's original Schedule 13D filing and the prior amendments thereto, which are incorporated herein by reference.

                                                                         6 of 6


                                      SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


U.S. BANK OF NEVADA
as Trustee of the
Willametta K. Day Trust



By
   -----------------------------------------
     Name:
     Title:

Date: May    , 1996
          ---